UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-33853

CTRIP.COM INTERNATIONAL, LTD.

99 Fu Quan Road

Shanghai 200335, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jenny Wenjie Wu
Name:	Jenny Wenjie Wu
Title:	Chief Financial Officer

Date: October 11, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding launching of the proposed offering of convertible senior notes

99.2	Press release regarding pricing of the proposed offering of convertible senior notes

99.3	Management’s discussion and analysis of financial condition and results of operations

Exhibit 99.3 sets forth the “Management’s discussion and analysis of financial condition and results of operations” section included in the Registrant’s preliminary offering memorandum dated October 9, 2013 in connection with the proposed offering of convertible senior notes.